# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATAI Life Sciences N.V., CIK 0001840904
CUSIP: 45822R101
Title of class of securities: Ordinary Shares, par value Euro 0.10 per share
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 10179
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Evan S. Simpson, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959-8426

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 55,197,516; sole dispositive power 0; shared dispositive power 55,197,516; aggregate amount beneficially owned 55,197,516 (23.7% of the class)
- Apeiron Presight Capital Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.8% of the class)
- Presight Capital Management I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.8% of the class)
- Fabian Hansen: type of reporting person: individual (IN); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.8% of the class)
- Christian Angermayer: type of reporting person: individual (IN); sole voting power 1,303,997; shared voting power 55,197,516; sole dispositive power 1,303,997; shared dispositive power 55,197,516; aggregate amount beneficially owned 56,501,513 (24.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value Euro 0.10 per share
Name of issuer: ATAI Life Sciences N.V.
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 10179

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 2 (the "Amendment No. 2") to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 24, 2025 (the "Schedule 13D") and Amendment No. 1 thereto filed on June 4, 2025. This Amendment No. 2 is filed by:

(i) Apeiron Investment Group Ltd. ("Apeiron");
(ii) Apeiron Presight Capital Fund II, L.P. ("Presight II");
(iii) Presight Capital Management I, L.L.C. ("Presight Management");
(iv) Fabian Hansen; and
(v) Christian Angermayer.
Residence or business address: The principal business address of Apeiron and Mr. Angermayer is 66 & 67 Amery Street, SLM1707, Sliema, Malta. The principal business address of each of the remaining Reporting Persons is 440 N Barranca Ave #3391, Covina, CA 91723 USA.
Present principal occupation or employment:
The principal business of Apeiron and Presight II are making investments. The principal business of Presight Management is acting as the general partner of Presight II.

Apeiron's sole director is Mario Frendo and his principal business address is 66 & 67 Amery Street, SLM1707, Sliema, Malta. His present principal occupation is Senior Legal Counsel at Apeiron.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen. Mr. Frendo is a Maltese citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 14, 2025, Apeiron purchased 8,675,799 Ordinary Shares in connection with an investment in the Issuer by Apeiron and certain other private investors (the "PIPE Investors") (the "PIPE Financing"). The source of funds for Apeiron's purchase of Ordinary Shares in the PIPE Financing was approximately $19,000,000 in proceeds drawn under a facility agreement, dated as of August 14, 2025, between Apeiron, as borrower, and Joh. Berenberg, Gosser & Co. KG ("Berenberg"), as lender (the "Berenberg Facility Agreement"). In connection with entering into the Berenberg Facility Agreement, Apeiron and Berenberg also entered into an amendment agreement, dated as of August 14, 2025 (the "Fourth Amendment"), to an existing credit facility agreement, dated January 15, 2025, as amended, to decrease the credit available under the existing credit facility agreement and relocate such amount to the Berenberg Facility Agreement to fund Apeiron's purchase of Ordinary Shares in the PIPE Financing.

The foregoing description of the Berenberg Facility Agreement and the Fourth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements attached hereto as Exhibits 99.1 and Exhibit 99.2.

## Item 4. Purpose of Transaction
Purpose of transaction: Apeiron purchased 8,675,799 Ordinary Shares in connection with the PIPE Financing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of August 14, 2025, the Reporting Persons collectively beneficially own 55,197,516 Ordinary Shares, representing approximately 23.7% of the voting rights attached to the Ordinary Shares.

The ownership percentages set forth in this Amendment No. 2 have been calculated on the basis of 232,602,562 Ordinary Shares outstanding as of August 14, 2025 (including the 18,264,840 Ordinary Shares issued in the PIPE Financing), as notified to the Reporting Persons by the Issuer, an additional 2,367,200 Ordinary Shares underlying convertible promissory notes of the Issuer (the "Convertible Notes") held by Apeiron as of August 14, 2025, and 1,303,997 vested options that are exercisable into one Ordinary share each at an exercise price of $5.68 per Ordinary Share held by Christian Angermayer as of August 14, 2025 (the "Vested Options").
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth, as of August 14, 2025, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of.

Reporting Person Amount Percent Sole power Shared power Sole power to Shared power beneficially of class to vote or to vote or to dispose to dispose or owned to direct direct the vote or to direct to direct the
the vote the disposition disposition
Apeiron Investment Group, Ltd. 55,197,516 23.7% 0 55,197,516 0 55,197,516
Apeiron Presight Capital Fund II, L.P. 1,799,302 0.8% 0 1,799,302 0 1,799,302
Presight Capital Management I, L.L.C. 1,799,302 0.8% 0 1,799,302 0 1,799,302
Fabian Hansen 1,799,302 0.8% 0 1,799,302 0 1,799,302
Christian Angermayer 56,501,513 24.3% 1,303,997 55,197,516 1,303,997 55,197,516

Presight II is the record holder of 1,799,302 Ordinary Shares. Apeiron is the record holder of 51,045,214 Ordinary Shares (including the 8,675,799 Ordinary Shares purchased in the PIPE Financing) and may be deemed to beneficially own an additional 2,367,200 Ordinary Shares underlying the Convertible Notes. Christian Angermayer may be deemed to beneficially own 1,303,997 Ordinary Shares underlying the Vested Options.

Presight Management is the general partner of Presight II. Apeiron and Fabian Hansen are the managing members of Presight Management. Christian Angermayer is the controlling shareholder of Apeiron.

As a result, each of Presight Management, Apeiron, Mr. Hansen and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Presight II, and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Apeiron.
Transactions in the class effected during the past sixty days: Except as described in this Item 5, none of the Reporting Persons has beneficial ownership of any Ordinary Shares or, except as described in this Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Subscription Agreement

On July 1, 2025, the Issuer entered into the Subscription Agreement with the Apeiron, pursuant to which, among other things, Apeiron agreed to purchase an aggregate of 8,675,799 Ordinary Shares in connection with the PIPE Financing, for an aggregate purchase price of approximately $19 million, on the terms and subject to the conditions set forth therein (the "Subscription Agreement").

The Subscription Agreement contains customary representations, warranties and agreements by the Issuer, customary conditions to closing and termination provisions. The purchase and sale of the 8,675,799 Ordinary Shares pursuant to the Subscription Agreement occurred on August 14, 2025.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Registration Rights Agreement

On July 1, 2025, the Issuer entered into a registration rights agreement with the PIPE Investors (the "Registration Rights Agreement") providing for certain registration rights with respect to Ordinary Shares held by such holders from time to time.

The Registration Rights Agreement requires the Issuer to file a registration statement under the Securities Act of 1933, as amended, providing for the resale of all or part of the registrable securities held by the parties thereto as promptly as practicable and use reasonable best efforts to cause such registration statement to be declared effective within the timelines specified therein, and thereafter to keep such registration statement effective for the periods specified therein. The Registration Rights Agreement also contains customary indemnity, exculpation and contribution obligations by the Issuer and the other parties to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

HSR Filing Letter Agreement

On July 22, 2025, Apeiron and the Issuer entered into a letter agreement pursuant to which the Issuer has agreed to reimburse Aperiron for certain reasonable and documented out-of-pocket expenses incurred by Apeiron in connection with an HSR filing with respect to Apeiron's interest in the Issuer, in an amount not to exceed $150,000 absent the prior, written consent of the Issuer for any such excess.

The foregoing description of the HSR Filing Letter Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the HSR Filing Letter Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No Description
99.1 Credit Facility Agreement, dated August 14, 2025, between Apeiron and Joh. Berenberg, Gossler & Co. KG
99.2 Amendment Agreement No. 4, dated August 14, 2025, to credit facility agreement, dated January 15, 2025, as amended, between Apeiron and Joh. Berenberg, Gosser & Co. KG
99.3 Subscription Agreement, dated July 1, 2025, between Apeiron and the Issuer (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on July 1 2025)
99.4 Registration Rights Agreement, dated July 1, 2025, between the Issuer and the PIPE Investors (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Issuer on July 1, 2025)
99.5 HSR Filing Letter Agreement, dated July 22, 2025, between Apeiron and the Issuer

## Signatures
- Apeiron Investment Group Ltd.: /s/ Mario Frendo, Mario Frendo, Director (08/18/2025)
- Apeiron Presight Capital Fund II, L.P.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (08/18/2025)
- Presight Capital Management I, L.L.C.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (08/18/2025)
- Fabian Hansen: /s/ Fabian Hansen, Fabian Hansen (08/18/2025)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (08/18/2025)